Exhibit 4(c)

Endorsement

This endorsement is a part of the annuity certificate to which it is attached. The endorsement modifies the terms of the certificate. In the event of a conflict between any provisions of the certificate and this endorsement, the provisions of this endorsement will prevail. The effective date of this endorsement will be the issue date of the certificate.

The following provisions are modified as stated below:

Section 4.4 Allocation of Premium, the first sentence of the second paragraph is removed in its entirety and replaced with the following sentence: On the issue date, when we receive your properly completed application and initial premium at the Administrative Center, we will allocate the initial premium to the subaccounts or the declared interest option in accordance with the premium allocation percentages shown in the application.

The first sentence of the third paragraph is removed in its entirety.

Section 7.3 Variable Accumulated Value, the second and third sentences are removed in their entirety and replaced with the following sentence: After that day, the certificate’s variable accumulated value is equal to the sum of the certificate’s accumulated value in each subaccount.

Section 7.6 Declared Interest Option Accumulated Value, the first sentence is removed in its entirety and replaced with the following sentence: On the business day on or next following the day we receive a completed application and the minimum initial premium, the declared interest option accumulated value is the total amount of premium, if any, allocated to the declared interest option.

MODERN WOODMEN OF AMERICA

National Secretary

2013 ALLOCATION